UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building
Singapore 048693
(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 23, 2024, Lion Group Holding Ltd. (the “Company”) entered into a letter agreement (“Letter Agreement”) with an accredited investor, wherein the investor agreed to exercise its purchase option to purchase an additional $1,000,000 debenture pursuant to Section 2.2 of the Securities Purchase Agreement dated as of August 9, 2022, by and between the Company and the investor. Pursuant to the Letter Agreement, the Company issued a Series I ADS Purchase Warrant (the “New Warrant”) to purchase up to 8,850 American Depositary Shares (“ADSs”) with an exercise price equal to $1.13 per ADS and having a term of exercise expiring five years after the issuance.

The New Warrant described above was offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended, (the “Securities Act”) and, along with the ADSs issuable upon the exercise, have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. The securities were offered only to an accredited investor.

This report shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the form of New Warrant, the Letter Agreement, and the form of Debenture is qualified in its entirety by reference to the full text of the form thereof, which is attached as Exhibits 4.1, 10.1, and 10.2 hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Series I Warrant
10.1	Form of Letter Agreement
10.2	Form of Debenture

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2024

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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